PRESS RELEASE

BANRO ANNOUNCES EXECUTION OF SUPPORT AGREEMENT
FOR RECAPITALIZATION TRANSACTIONS

Toronto, Canada – January 31, 2017 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") today announced that it has entered into a support agreement (the “Support Agreement”) with major stakeholders to recapitalize the Company by refinancing a total of US$207.5 million of outstanding debt, equitizing the outstanding preferred shares and raising US$45 million by way of a gold forward sale (the “Recapitalization”). This Recapitalization is expected to reduce debt, improve liquidity, and position the Company to optimize operations and enhance its substantial gold mining assets in the Democratic Republic of the Congo (the “DRC”).

The Recapitalization contemplates (a) the refinancing of the maturing US$175 million senior secured notes (“Existing Notes”) and US$22.5 million loan (“Term Loan”) with new US$197.5 million senior secured notes (“New Notes”) with a 4-year maturity, (b) the conversion of the outstanding exchangeable preferred shares (“Exchangeable Preferred Shares”) and gold-linked preferred shares (“Gold-Linked Preferred Shares”) of Banro and certain of its subsidiaries into common shares of the Company (“Common Shares”), (c) the execution of a gold forward sale agreement to raise US$45 million to be used for working capital and general corporate purposes, including to fund transaction costs and repay an interim loan facility (referred to below), and (d) the extension of the maturity dates on an existing US$10 million loan (the “Dore Loan”) from July 15, 2018 and September 1, 2018 to March 1, 2020.

Banro intends to implement the Recapitalization by way of a corporate plan of arrangement (a “Plan”) under the Canada Business Corporations Act (the “CBCA”). Banro will continue to operate in the ordinary course of business; trade payables, employees, banks and operations in the DRC and Canada will be unaffected by the Recapitalization and the Plan.

Banro explored a number of potential alternatives to refinance outstanding instruments with upcoming maturities while improving its capital structure and, after that process, concluded that the Recapitalization represents the best available alternative to maximize and preserve value for Banro and its stakeholders.

The board of directors of Banro has determined that the Recapitalization offers benefits to the Company and is in the best interests of Banro and its stakeholders. The Recapitalization will provide stability for all of Banro’s stakeholders and mitigate risks associated with upcoming debt maturities. Banro’s board of directors unanimously recommends that all holders of Existing Notes (“Existing Noteholders”) and shareholders support the Recapitalization.

“We are pleased to have reached agreement with our key stakeholders on the terms of a recapitalization that will strengthen the Company and enhance the long-term viability of our business without impacting our continued operations,” said Dr. John Clarke, President and CEO. “The recapitalization will result in an improved balance sheet and position us to improve working capital, continue optimizing the current operations and advance the development projects, all of which are expected to contribute substantially to the long term value of the Company.”

The major stakeholders (the “Supporting Parties”) who entered into the Support Agreement for the Recapitalization represent approximately 78% of the outstanding Existing Notes, 100% of the Term Loan, 100% of the Dore Loan and 97% of the outstanding preferred shares. Subject to the terms and conditions of the Support Agreement, and following its own independent evaluation, each of the Supporting Parties has agreed to support and vote in favour of the Recapitalization.

Implementation of the Recapitalization remains subject to successfully obtaining all required approvals, including Existing Noteholder approval (which is expected to be received as Noteholders in excess of the required threshold have signed the Support Agreement and committed to vote in favour of the Recapitalization), shareholder approval, court approval of the Plan under the CBCA and Toronto Stock Exchange and NYSE MKT approvals. It is a condition to the implementation of the Plan that the Company’s listing on the TSX and NYSE MKT be maintained. If all requisite approvals are obtained, the Plan will bind all Existing Noteholders. Banro can give no assurances at this time that the Recapitalization will be completed. The outside date under the Support Agreement for completing the Recapitalization is April 14, 2017.

The key features of the Plan include the following:

•

The Supporting Parties would be required to exchange the Existing Notes held by them (including any Existing Notes acquired pursuant to the cash election referred to below), and the Term Loan, into New Notes (as described below) in a par for par exchange and Common Shares (as described below), plus a cash payment of accrued but unpaid interest.

•

Remaining holders of Existing Notes who are not Supporting Parties would be required to opt for either (a) a cash election under the Plan whereby RFW (as defined below) would purchase the Existing Notes held by holders who make such election at 75% of par value thereof, plus accrued interest from March 1, 2017, or (b) an exchange into New Notes with a par for par exchange (and associated Common Shares as described below) for the Existing Notes, plus a cash payment of accrued but unpaid interest from March 1, 2017. The Company intends to make the March 1, 2017 interest payment on the Existing Notes in the ordinary course.

•

Each holder of the New Notes will be issued 575.11449 Common Shares (rounded down to the nearest whole number) per US$1,000 principal amount of the New Notes (in aggregate, equivalent to approximately 10% of the Common Shares post-Recapitalization on a fully-diluted basis).

•

The Dore Loan will be amended to extend the maturity dates from July 15, 2018 and September 1, 2018 to March 1, 2020, with all other terms unchanged. The Dore Loan will be secured by a lien ranking pari passu with the New Notes.

•

Holders of the Exchangeable Preferred Shares and the Gold-Linked Preferred Shares would exchange such shares for Common Shares (representing in aggregate approximately 60% of the Common Shares post-Recapitalization on fully-diluted basis) on a pro rata basis using the following values:

-	with respect to the Exchangeable Preferred Shares, the sum of the face value of the Exchangeable Preferred Shares (being approximately US$43.1 million) plus any accrued but unpaid dividends; and

-

with respect to the Gold-Linked Preferred Shares, the sum of the “Liquidation Preference” value (as defined in the articles that contain the attributes of such shares) at January 20, 2017 (being approximately US$27.7 million) of the Gold Linked Preferred Shares plus any accrued but unpaid dividends up to the implementation date of the Recapitalization not otherwise included in the Liquidation Preference value.

•

RFW and “Gramercy” (defined below) will purchase from a subsidiary of Banro a US$45 million gold forward (the “RFW-Gramercy Gold Forward”). The RFW-Gramercy Gold Forward sale proceeds will be used for working capital and general corporate purposes, including to fund transaction costs and repay an interim loan facility (referred to below). The RFW-Gramercy Gold Forward will be secured with a lien ranking senior to the New Notes and pari passu with the obligations pursuant to the existing Gramercy gold forward sale (the “Gramercy Gold Forward”).

•	Outstanding stock options of Banro with an exercise price per share of Cdn$0.80 or higher will be cancelled.

•	Existing shareholders, together with existing warrants and options not cancelled, will in aggregate retain approximately 30% of the Common Shares of the Company on a fully-diluted basis.

Subject to the negotiation of definitive documentation, Gramercy will enter into a new term loan with a subsidiary of Banro (the “Interim Term Loan”) with a principal amount of US$6.5 million, an interest rate of 15% per annum and a maturity date of April 14, 2017. The Interim Term Loan will be secured with a senior priority lien ranking pari passu with the Gramercy Gold Forward. The Interim Term Loan will be exchanged for part of Gramercy’s interest in the RFW-Gramercy Gold Forward on closing of the Recapitalization, at which time interest will be payable in cash.

The principal terms of the New Notes (of which US$197.5 million principal amount will be outstanding upon implementation of the Recapitalization) will be as follows:

•	The maturity date will be March 1, 2021.

•

Interest will accrue at 10% per annum and will be payable in arrears based on 30/360 day basis on the first day of March, June, September and December through the maturity date; provided, however, that if Banro’s trailing earnings before interest, taxes, depreciation and amortization for the previous four quarters as determined at the record date for each interest payment (i) is at least US$90 million but not more than US$100 million, the interest rate for the following quarter shall be increased to 11% per annum, and (ii) is at least US$100 million, the interest rate for the following quarter shall be increased to 12% per annum.

•

The New Notes will be secured with a second priority senior secured lien ranking over all present and after acquired property of Banro and will rank pari passu with respect to payment and security with the Dore Loan.

•	Banro will repay the principal amount at par as follows under the New Notes:

-	on the second anniversary of the issuance date: 10% of outstanding principal amount;

-	on the third anniversary of the issuance date: 10% of outstanding principal amount; and

-	at maturity: the remaining balance.

•	Banro can voluntarily call the New Notes, in full or in part, as follows:

-	at a price of 110.0% of principal amount up until the first anniversary of the issuance date;

-	at a price of 107.5% of principal amount on/after the first anniversary of the issuance date until but not including the second anniversary of the issuance date, plus accrued interest;

-	at a price of 105.0% of principal amount on/after the second anniversary of the issuance date until but not including the third anniversary of the issuance date, plus accrued interest;

-	at a price of 102.5% of principal amount on/after the third anniversary of the issuance date until but not including the 42 month anniversary of the issuance date, plus accrued interest; and

-	at a price of 100.0% of principal amount on/after the 42 month anniversary of the issuance date, plus accrued interest.

•	Holders of the New Notes will have the option to require the Company to redeem all the New Notes at a price of 101% of outstanding principal amount plus accrued interest upon a change of control.

The RFW-Gramercy Gold Forward transaction provides for the prepayment by the purchasers of US$45 million for their purchase of a total of 51,879.96 ounces of gold from the Namoya mine, with gold deliveries over 36 months beginning in July 2017, at 1,441.11 ounces of gold per month. The forward sale may be terminated at any time upon a payment in cash or gold to provide an IRR of 15% to RFW and Gramercy. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure an effective realized gold price of US$1,100 per ounce for that month’s gold delivery.

Each of the Supporting Parties will be entitled to a Plan Support Agreement fee equal to 0.25% on all securities and loan facilities held by them which are affected pursuant to the Recapitalization upon implementation of the Plan. In addition, each of RFW and Gramercy will be entitled to a funding fee equal to 0.50% of the amount advanced by it under the RFW-Gramercy Gold Forward.

Following the implementation of the Recapitalization, it is anticipated that the Company will have approximately 1,099,000,000 Common Shares outstanding on an undiluted basis and approximately 1,136,000,000 Common Shares outstanding on a fully-diluted basis. Supporters of the Plan include Resource FinanceWorks Limited, RFW Banro Investments Limited, Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (collectively “RFW”), certain funds and accounts under management by Gramercy Funds Management LLC (“Gramercy”) and certain funds and accounts under management by BlackRock Investment Management (UK) Limited (“BlackRock”), who would own approximately 30%, 30% and 14%, respectively, of the outstanding Common Shares upon implementation of the Recapitalization.

On implementation of the Recapitalization, each of Gramercy and RFW will have the right to appoint one director to the board of directors of Banro; however, Banro intends to maintain a majority of independent directors on its board.

The Recapitalization is expected to be implemented in April 2017, subject to successfully obtaining all required regulatory, Existing Noteholder, shareholder and court approvals.

The Company is being advised by Norton Rose Fulbright Canada LLP (Canada) and Dorsey & Whitney LLP (U.S.), Gramercy is being advised by Goodmans LLP (Canada) and Paul, Weiss, Rifkind, Wharton & Garrison LLP (U.S.), RFW is being advised by Fasken Martineau DuMoulin LLP and BlackRock is being advised by Osler, Hoskin & Harcourt LLP.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed implementation of the Recapitalization and the anticipated effect of the Recapitalization on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the risk that the Company will be unable to obtain all approvals necessary for implementation of the Recapitalization or may not be able to satisfy the other conditions to the completion of the Recapitalization contained in the Support Agreement; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com